Mail Stop 3561

February 28, 2007

Mr. Ralph D. McRae
Chairman and CEO
Leading Brands, Inc.
Suite 1800 – 1500 West Georgia
Vancouver BC Canada V6G 2Z6

> **Re: Leading Brands, Inc.**
> **Form 20-F for the Fiscal Year Ended February 28, 2006**
> **Filed May 31, 2006**
> **File No. 0-19884**

Dear Mr. McRae:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended February 28, 2006

Critical Accounting Policies, page 22

1. In future filings, please revise the discussion of your critical accounting policies and estimates to focus on the assumptions and uncertainties that underlie your critical accounting estimates, rather than duplicating the summary of significant accounting policies in your financial statements. Please also quantify, where material, and provide an analysis of the impact of critical accounting estimates on

your financial position and results of operations for the periods presented, including the effects of changes in critical accounting estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. For example, if reasonably likely changes in the assumptions used in your goodwill impairment test would have a material effect on your financial condition or results of operations, the impact that could result given the range of reasonably outcomes should be disclosed and quantified. Please refer to SEC Release No. 33-8350.

Controls and Procedures, page 45

2. We advise you that your definition of disclosure controls and procedures is incomplete. Please revise future filings to indicate that disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports you file or submit to the SEC under the Exchange Act is:

- recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms; and

- accumulated and communicated to your management, including your principal executive and principal financial officer, to allow timely decisions regarding required disclosure.

See Exchange Act Rule 13a-15(e) and 15d-15(e).

3. You state that there were no significant changes in your internal controls during the period covered by your annual report. Please confirm to us, if true, that there were no changes in internal controls that occurred during the period covered by the annual report that has materially affected or is reasonably likely to materially affect, your internal control over financial reporting. In future filings, please disclose any changes in internal control that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.

Exhibits 12.1 and 12.2

4. In future filings, please exclude the word "annual" from paragraphs 2 and 4(c) of your certifications and reference only the "report". See Item 601(b)31 of Regulation S-K.

Exhibit 99.1 Audited Consolidated Financial Statements for the Year Ended February 28, 2006

Summary of Significant Accounting Policies

5. We note that you recently began recording slotting fees paid to customers in prepaid expenses and amortizing them into sales discounts over 12 months from the date of the first sale to those customers. Please explain why you changed your accounting policy during fiscal 2006, how you recorded slotting fees prior to fiscal 2006, and why the fees are amortized over a 12-month period. Please also explain why your prior accounting policy did not result in a U.S.-Canadian GAAP net income difference.

Notes to the Consolidated Financial Statements

Note 14. Gain on Contract Settlement

6. We note that you recognized a material gain from the settlement of certain disputes and resultant contract cancellations. Considering the materiality of these non-recurring gains, please tell us and disclose in further detail the nature of these gains. Please ensure you disclose the circumstances leading to the disputes/cancellations, the third-parties involved, and provide us a schedule detailing the calculated gains.

Note 15. Income Taxes

7. We note that you reduced your valuation allowance against future income tax assets by approximately $543,000 during fiscal 2005 and, despite a fiscal 2006 pre-tax net loss of approximately $1.3 million, have not fully reserved your deferred tax assets as of February 28, 2006. Considering your recent cumulative pre-tax losses, we find it unusual that you do not have a full valuation allowance as of fiscal year-end. Please explain in detail how you determined that you will be able to realize a portion of your future income tax assets. Please note that a projection of future taxable income is inherently subjective and generally is not sufficient to overcome evidence that includes cumulative losses in recent years.

Note 20. Differences Between Canadian and United States Generally Accepted Accounting Principles

8. Please explain why the amounts reflected in your "Fair value of options granted to employees (ii)" reconciling item do not agree to the amounts of stock-based compensation expense reflected on your statements of cash flows.

9. We note that you extended the term of 788,504 options during fiscal 2006 and changed the exercise price of those options from $1.00 to $1.19. Considering that you increased the exercise price and the revised exercise price equals the market price of your stock on the date of the extension, please tell us how you determined that the modified shares had intrinsic value and that variable accounting was necessary under U.S. GAAP. Please see Questions 10 and 11(a) of FIN 44. Please also tell us the details of your fiscal 2002 stock option repricings and explain why variable accounting under U.S. GAAP was appropriate.

10. We note that you include a balance sheet reconciling item for the impact of EITF 00-2. Please explain why the impact of this standard does not appear as a reconciling item in your Canadian-U.S. GAAP net income reconciliation.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief